List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 April 2010)	Announcement Mr Gostine, a PDMR, informs the Company of his beneficial interests. (16 April 2010)
Announcement Dr Humer, Mr Rose and Mr Williams – a person discharging managerial responsibility (“PDMR”) – inform the company of their beneficial interests. (07 April 2010)	Announcement Company announces PDMRs had informed the Company of their beneficial interests. (19 April 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 April 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 April 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 April 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 April 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and PDMRs inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(12 April 2010)
Announcement Company released shares from treasury to satisfy grants made under employee share plans. (29 April 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 April 2010)	Announcement Company released shares from treasury to satisfy grants made under employee share plans. (30 April 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 April 2010)	Announcement Company announces total voting rights. (30 April 2010))

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 24.05.10	By:	/s/ C Kynaston
	Name:	Claire Kynaston
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:45 07-Apr-2010
Number	01544-ED0C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 55,318 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,947,455 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,999,350.

7 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:56 07-Apr-2010
Number	01555-B6DA

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan (the "Plan") had received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in lieu of the interim dividend paid on 6 April 2010 as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	214

NC Rose	6,007

Name of PDMR

G Williams*	28

The Ordinary Shares were purchased on 6 April 2010 (with a settlement date of 9 April 2010) at an average price of £11.33.

As a result of the above transaction, these directors' and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	21,198

NC Rose	478,827

Name of PDMR	Number of Ordinary Shares

G Williams	216,743 (of which 6,088 are held in the form of ADS**)

P D Tunnacliffe

Company Secretary

7 April 2010

* In respect of shares held by his son David Rhys Williams.

**1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:24 09-Apr-2010
Number	01424-8FE7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 71,050 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,876,405 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,070,400.

9 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:42 12-Apr-2010
Number	01241-0098

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 536 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,875,869 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,070,936.

12 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:50 12-Apr-2010
Number	01249-DC6D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. it received notification on 12 April 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 April 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	16

P S Walsh	16

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 April 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	16

D Gosnell	16

J Grover	16

A Morgan	16

G Williams	16

I Wright	16

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.39.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 12 April 2010 from Dr F B Humer, a director of the Company, that he had purchased 698 Ordinary Shares on 12 April 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.39.

3. it received notification on 12 April 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 87 Ordinary Shares on 12 April 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £11.39.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	21,896

N C Rose	478,843

H T Stitzer	7,690

P S Walsh	728,378

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,826

S Fletcher	167,624

D Gosnell	65,110

J Grover	154,030

A Morgan	179,918

G Williams	216,759 (of which 6,088 are held as ADS *)

I Wright	24,716

P D Tunnacliffe

Company Secretary

12 April 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:11 14-Apr-2010
Number	01410-6784

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury  65,713 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,810,156 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,136,649.

14 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:48 16-Apr-2010
Number	01323-011A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 56,333 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,753,823 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,192,982.

16 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:51 16-Apr-2010
Number	01349-673A

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Gilbert Ghostine, a person discharging managerial responsibilities ("PDMR"), exercised options on 16 April 2010 over 31,613 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 10 October 2004 at a price per share of £7.07 under the Company's Executive Share Option Plan and over 20,933 Ordinary Shares granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan.

Mr Ghostine subsequently sold 52,020 Ordinary Shares on 16 April 2010, at a price per share of £11.54. Mr Ghostine retains the balance of 526 Ordinary Shares.

As a result of the above transactions the interests of Mr Ghostine in the Company's Ordinary Shares and American Depositary Shares ("ADS") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 40,564 (of which 32,780 are held as ADS*).

P D Tunnacliffe

Company Secretary

16 April 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:00 19-Apr-2010
Number	01459-D421

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 16 April 2010 that the following Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS") in lieu of the Company's interim dividend paid on 12 April 2010, as follows:

Name of PDMR	Number of ADSs*

G Ghostine	14

D Mahlan	32

I Menezes	54

R Millian	20

T Proctor	35

L Schwartz	40

G Williams	14

The ADSs were purchased on 12 April 2010 at a price of $71.77 per ADS.

As a result of the above transactions, the interests of PDMRs in the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of PDMR	Number of Ordinary Shares

G Ghostine	40,620 (of which 32,836 are held in the form of ADS*)

I Menezes	325,468 (of which 232,470 are held in the form of ADS*)

G Williams	216,815 (of which 6,144 are held in the form of ADS*)

Number of ADSs*

D Mahlan	4,046

R Millian	9,833

T Proctor	38,484

L Schwartz	4,731

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

19 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:02 21-Apr-2010
Number	01501-F8B4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 25,873 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,727,950 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,218,855.

21 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:28 23-Apr-2010
Number	01525-268D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 12,492 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,715,458 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,231,347.

23 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 29-Apr-2010
Number	01648-CF14

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that on 28 April 2010, it released from treasury 15,318 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,700,140 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,246,665.

29 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:07 30-Apr-2010
Number	01406-EF0B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,029 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,693,111 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,253,694.

30 April 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:08 30-Apr-2010
Number	01407-077E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,693,111 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,253,694 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 April 2010

END